SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

[April 28, 2004]

Metso Corporation (Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-______________

SIGNATURES

Date April 28, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO CORPORATION’S INTERIM REVIEW, JANUARY-MARCH 2004: ORDERS INCREASED, BUT RESULT STILL A LOSS

(Helsinki, Finland, April 28, 2004) - Metso Corporation (NYSE: MX; HEX: MEO)

•	In January-March, Metso Corporation’s net sales totaled EUR 928 million (1-3/2003: EUR 983 million).
•	Despite profitability improvements in Metso Minerals and Metso Automation, Metso’s operating profit before nonrecurring items and amortization of goodwill was EUR 0.5 million (EUR 11.7 million). The operating profit was weakened mainly by cost provisions made in Metso Paper for certain previously delivered projects.
•	After nonrecurring items and amortization of goodwill, the operating loss was EUR 12.1 million (positive EUR 5.3 million).
•	Earnings per share were negative EUR 0.18 (negative EUR 0.09).
•	New orders worth EUR 1,127 million (EUR 1,425 million) were received. The Corporation’s order backlog totaled EUR 1,666 million at the end of March (EUR 1,505 million at the end of 2003).
•	Gearing was 101.7 percent at the end of March (107.7% at the end of 2003).

Demand for Metso’s products in January-March remained mostly at the previous year’s level, but the demand for Metso Minerals’ products improved from the previous year in the North American construction equipment market and globally in the mining industry. Metso received clearly more orders in January-March than in the previous year’s final quarter, but less than in January-March of that year. The order backlog increased by 11 percent from the turn of the year. Aftermarket operations accounted for 39 percent of net sales, up from 37 percent at the end of 2003.

The Corporation’s operating result before nonrecurring items and amortization of goodwill in January-March was slightly positive, but after nonrecurring items and amortization of goodwill the operating result was negative. Jorma Eloranta, President and CEO of Metso Corporation, acknowledges that the result is unsatisfactory and that Metso, as the global market leader, should be able to do better.

“We shouldn’t try to find reasons for the weak profitability in strategies, the portfolio or business cycles. Instead, to improve the situation, the management clearly should focus on implementing the strategic and operational measures. Metso’s balance sheet will strengthen substantially, which provides us better opportunities to focus on improving the operational profitability. The increase in the order backlog supports our efforts to improve the result,” says Eloranta.

Metso Paper made an operating loss in January-March due to additional project provisions. “Our challenges in Metso Paper are to react faster to the market situation and customer needs and to streamline the cost structure. The business area needs to find new and more competitive ways to operate,” says Eloranta.

Metso Minerals’ markets are recovering and its profitability developed favorably in the first quarter. However, the result was weakened by the nonrecurring expenses from the divestiture of Dynapac, the road construction machinery manufacturer. “In Metso Minerals it is important to complete the ongoing efficiency improvement measures, in order to maintain our position as the market leader in the recovering markets.”

“Metso Automation has substantially improved its result. Thanks to the efficiency improvement measures that were implemented firmly, we can gradually proceed into a phase of continous improvement in this business area,” says Jorma Eloranta.

The operating result of the Metso Ventures business area was slightly negative. Metso Drives, supported by the favorable market situation, improved its profitability. The substantial underutilization of Valmet Automotive’s production capacity weakened the business area’s result.

Short-term outlook

Metso Paper’s net sales and operating profit before nonrecurring items for 2004 are expected to fall short of the level of the previous year. The favorable development of the beginning of the year in Metso Minerals and Metso Automation is expected to continue. Overall, Metso Corporation’s operating profit before nonrecurring items for 2004 is expected to be on the previous year’s level. Income before taxes is expected to be significantly better than in the previous year.

For additional information, please contact:

Jorma Eloranta, President & CEO, Metso Corporation, tel. +358 204 84 3000 Olli Vaartimo, Executive Vice President & CFO, Metso Corporation, tel. +358 204 84 3010 Eeva Mäkelä, Manager, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

METSO’S INTERIM REVIEW JANUARY 1 - MARCH 31, 2004

Corporation’s key figures

EUR million	1-3/2004	1-3/2003	Change % 2004/2003	1-12/2003

Net sales	928	983	(6)	4,250
Operating profit/loss before nonrecurring items and amortization of goodwill	0.5	11.7	(96)	133
% of net sales	0.1	1.2		3.1
Operating profit/loss	(12.1)	5.3	(328)	(229)
% of net sales	(1.3)	0.5		(5.4)
Earnings/share, EUR	(0.18)	(0.09)		(1.89)
Orders received	1,127	1,425	(21)	4,256
	31.3.04	31.3.03		31.12.03
Order backlog	1,666	1,974	(16)	1,505
Equity to assets ratio, %	28.3	34.5		28.3
Gearing, %	101.7	79.5		107.7

Metso’s operating environment in January-March

Sluggish economic growth continued in Europe, and the investments of Metso’s customer industries remained at the level of the previous year in January-March. In contrast, lively economic growth and investment activity continued in the Chinese market. The economic recovery that began in North America late last year continued.

In pulp and paper industry markets, the price of chemical pulp rose steadily for the whole of the first quarter, a trend that was not yet reflected in paper prices. In rock and minerals processing markets, the long-standing upward trend in metal prices stabilized in the first quarter at a higher level than in previous years. In the USA increased market confidence and favorable interest rates have increased investments in the construction sector.

Demand for Metso’s products

Demand for Metso’s products in January-March remained mostly at the previous year’s level, but the demand for Metso Minerals’ products improved from the previous year in the North American construction equipment market and globally in the mining industry.

In Europe and North America, Metso Paper’s traditional main market areas, demand was still focused on aftermarket services and rebuilds. In the Asian and South American markets, many projects concerning new production lines were at the quotation request stage.

The demand for construction equipment remained at the previous year’s level in Europe. The demand for Metso Minerals’ compaction and paving equipment and crushing and screening equipment increased. The demand for equipment delivered to the mining and metals recycling industries also improved, as metal prices have remained high for so long.

The demand for Metso Automation’s products remained satisfactory. Demand picked up somewhat in North American power industry. In the Asian countries, demand continued to be brisk especially in the Chinese pulp and paper industry.

Orders received and order backlog

The value of new orders received by Metso in the year’s first quarter totaled EUR 1,127 million, which was clearly more than in the last year’s final quarter, but one-fifth less than in the comparison period, the first quarter of 2003. Metso’s order backlog increased by 11 percent from the turn of the year, totaling EUR 1,666 million at the end of March. The most significant orders were two orders of board making lines received from China by Metso Paper and an order of a grate-kiln received from China by Metso Minerals.

44 percent of new orders originated from Europe, 25 percent from North America, 20 percent from Asia-Pacific, 6 percent from South America and 5 percent from the rest of the world.

Net sales

Metso’s net sales totaled EUR 928 million in January-March, which was 6 percent lower than in the comparison period. Taking into account changes in foreign exchange rates and corporate structure, net sales were at the level of the comparison period. Aftermarket operations accounted for 39 percent (37% in 1-3/03) of the Corporation’s net sales (excluding Metso Ventures).

Of the net sales, 38 percent originated from Metso Paper’s, 39 percent from Metso Minerals’, 12 percent from Metso Automation’s and 10 percent from Metso Ventures’ deliveries. The Converting Equipment group accounted for 1 percent of the Corporation’s net sales.

43 percent of net sales came from Europe, 21 percent from North America, 24 percent from Asia-Pacific, 6 percent from South America and 6 percent from the rest of the world.

Result

The Corporation’s operating profit before nonrecurring items and amortization of goodwill was EUR 0.5 million in January-March, or 0.1 percent of net sales. Of the business areas, Metso Minerals and Metso Automation improved their profitability. However, the results of Metso Paper and Metso Ventures weakened. Metso Paper’s operating result was weakened by the lower margins booked for large projects, a EUR 10 million provision made for the Papiers Gaspesia paper machine project, and other cost contingencies made for certain previously delivered projects. The operating result of Metso Ventures was affected by the reduced manufacturing volumes at Valmet Automotive.

Nonrecurring income totaled EUR 3.9 million and consisted of gains from the disposal of shares. Nonrecurring expenses of about EUR 7 million were booked for Metso Minerals related to the divestiture of Dynapac.

In the first quarter, Metso’s operating loss was EUR 12.1 million, or 1.3 percent of net sales.

Metso’s net financial expenses totaled EUR 11 million, including dividend income of EUR 2 million.

Metso’s loss before taxes was EUR 23 million. Earnings per share were negative at EUR 0.18. The net loss was EUR 25 million.

Efficiency improvement program

The practical measures of Metso’s efficiency improvement program, announced in June 2003, are focused on 2004. The program aims at reducing mainly fixed costs by more than EUR 100 million per year. Decisions made by the end of March 2004 target annual cost savings of approximately EUR 90 million. These decisions resulted in cost savings of approximately EUR 13 million during the review period. The final decisions related to this efficiency improvement program will be made in the coming months. As a result of the program, Metso has reduced its personnel by approximately 800, including a reduction of approximately 250 employees in the first quarter.

Cash flow and financing

Metso’s net cash provided by operating activities was EUR 14 million during the review period.

Metso’s funding situation remained stable. Net interest bearing liabilities totaled EUR 1,022 million. Gearing, i.e. the ratio of net interest bearing liabilities to shareholders’ equity, was 101.7 percent. Metso’s equity to assets ratio was 28.3 percent at the end of March.

On March 3, 2004, Standard & Poor’s Ratings Services lowered Metso’s long-term corporate credit rating from BBB to BB+ and considered the outlook on ratings to be stable. Additionally, the ratings of Metso’s outstanding bonds and EMTN program were lowered from BBB to BB. At the same time, the short-term rating was lowered from A-3 to B. On February 17, 2004 Moody’s Investors Services lowered the long-term ratings of Metso Corporation from Baa3 to Ba1 and considered the outlook on ratings negative.

Capital expenditure

Metso’s gross capital expenditure including acquisitions totaled EUR 19 million (EUR 38 million in 1-3/03).

Acquisitions and divestitures

After receiving approval from the competition authorities Metso finalized the divestiture of its Converting Group to the Bobst Group from Switzerland. The Converting Group was transferred to the buyer on January 30, 2004. The transaction is valued at approximately EUR 75 million, with the exact value determined in accordance with the sales contract by the end of June.

Research and development

Metso’s research and development expenditure in January-March totaled EUR 26 million (EUR 33 million in 1-3/03), representing 3 percent of the Corporation’s net sales.

In January-March, the ongoing R&D projects of Metso Paper included the development of rebuild products based on the aftermarket operations and related technology acquired from Beloit. Early in the year, the first rebuild of a forming section originally made for a paper machine supplied by a competitor was started up.

The R&D projects of Metso Minerals included a hybrid wear part for crushers which was brought into pilot use at a customer’s plant in the year’s first quarter. The wear part, which is more durable than earlier and suitable for demanding applications, was developed in collaboration with Metso’s foundries.

Metso Automation’s major product launches in January-March included a field equipment configuration and condition monitoring tool, Field Care, making it possible to use one system to monitor the condition of different manufacturers’ field equipment in customer production processes.

Personnel

At the end of March, Metso employed 25,360 persons, which was 3 percent less than at the turn of the year. 36 percent were employed by Metso Paper, 41 percent by Metso Minerals, 13 percent by Metso Automation, 9 percent by Metso Ventures and 1 percent by the Corporate office and shared service centers. In the first quarter, Metso employed 25,800 persons on average, which was 8 percent, or 2,333 persons, less than in the comparison period, January-March 2003.

Metso employed 36 percent of its total personnel in Finland, 14 percent in other Nordic countries, 15 percent in other European countries, 16 percent in North America, 6 percent in Asia-Pacific, 8 percent in South America and 5 percent in the rest of the world.

Corporate management

Jorma Eloranta, M.Sc. (Tech.), who was appointed as the President and CEO of Metso Corporation in November 2003, started in his new position on March 1, 2004. He was also appointed as the Chairman of Metso’s Executive Team and the Chairman of the Boards of Metso’s business areas.

Olli Vaartimo, who was the acting President and CEO of Metso Corporation, continues as Metso’s Executive Vice President, CFO and Deputy to the CEO.

Shares

At the end of March, the number of Metso Corporation shares was 136,250,545 and the share capital was EUR 231,625,926.50.

The Helsinki Exchanges traded 35 million Metso Corporation shares in January-March, equivalent to a turnover of EUR 373 million. The share price on March 31, 2004 was EUR 10.94. The highest quotation of the review period was EUR 11.47 and the lowest EUR 9.60. The Corporation’s market capitalization on March 31, 2004 was EUR 1,491 million.

Metso’s ADR (American Depository Receipt) turnover on the New York Stock Exchange amounted to USD 18 million. The price of an ADS (American Depository Share) on March 31, 2004 was USD 13.27. The highest quotation was USD 14.37 and the lowest USD 12.21.

Decisions of the Annual General Meeting

Metso Corporation’s Annual General Meeting held on April 6, 2004 approved the financial statements for 2003 and discharged the members of the Board of Directors and the President and CEO of Metso Corporation from liability for the 2003 financial year. The Annual General Meeting approved the proposals of the Board of Directors relating to authorizations to decide on the repurchase and disposal of the Corporation’s own shares. The Annual General Meeting also authorized the Board to decide on increasing the share capital by issuing new shares, convertible bonds and/or stock options.

The Annual General Meeting decided to establish a Nomination Committee for the Annual General Meeting to prepare proposals for the following Annual General Meeting regarding the composition of the Board of Directors and the remuneration of the directors. The Nomination Committee consists of the representatives of the four largest shareholders of Metso Corporation (as registered in the book-entry system on December 1 preceding the Annual General Meeting) and the Chairman of the Board of Directors as an expert member.

Matti Kavetvuo was re-elected as Chairman of the Board at the Annual General Meeting. Jaakko Rauramo, Chairman of the Board of SanomaWSOY Corporation was elected as Vice Chairman of the Board. Risto Hautamäki, President and CEO of Tamfelt Corporation and Satu Huber, Director of Finance and Head of the Finance Division, State Treasury were elected as new Board members. The Board members re-elected were Maija-Liisa Friman, President and CEO of Aspocomp Group Oyj, Juhani Kuusi, D.Sc. (Tech.) and Pentti Mäkinen, Chief Shop Steward. The firm of PricewaterhouseCoopers, Authorized Public Accountants, was re-elected as the Corporation’s Auditor.

The Annual General Meeting authorized the Board to decide on the repurchase and disposal of the Corporation’s own shares and on increasing the share capital by issuing new shares, within one year of the Annual General Meeting. The Corporation’s own shares may be repurchased for use as consideration in possible future acquisitions, for financing investments, for use as incentives for key persons, to be otherwise disposed of or cancelled.

Dividend

The Annual General Meeting decided to distribute a dividend of EUR 0.20 per share for the financial year that ended on December 31, 2003. The dividend was paid on April 20, 2004.

Events after the review period

In April, Metso received the largest single order in its history. Metso Paper will supply Stora Enso’s Kvarnsveden mill in Sweden with a new production line for high-quality SC paper. Start-up is scheduled for the end of 2005.

In April, Metso signed an agreement to divest its road construction equipment manufacturer, Dynapac, to the Nordic private equity investor Altor for approximately EUR 275 million. The final debt-free price will be based on the net asset value at the closing date. The divestiture of Dynapac will be completed after the relevant regulatory approvals and will have a significant positive effect on Metso’s gearing which will decrease by approximately 26 percentage points. Related to the divestiture of Dynapac, Metso booked nonrecurring expenses of approximately EUR 7 million in the first quarter of 2004. Following the divestiture the value of goodwill and other intangible assets on Metso’s balance sheet will decrease by approximately EUR 130 million.

Short-term outlook

Metso Paper’s net sales and operating profit before nonrecurring items for 2004 are expected to fall short of the level of the previous year. The favorable development of the beginning of the year is expected to continue in Metso Minerals and Metso Automation. Overall, Metso Corporation’s operating profit before nonrecurring items for 2004 is expected to be on the previous year’s level. Income before taxes is expected to be significantly better than in the previous year.

In 2004, the primary focus in managing the Corporation will be on measures to improve profitability and strengthen the balance sheet. The goal during 2004-2005 is to establish a solid financial and operational basis for Metso.

Helsinki, April 28, 2004 Board of Directors, Metso Corporation

BUSINESS AREA REVIEWS

Metso Paper

EUR million	1-3/2004	1-3/2003	Change %	1-12/2003

Net sales	360	359	0	1,651
Operating profit/loss before nonrecurring items and amortization of goodwill	(16.4)	7.8	(310)	68.3
% of net sales	(4.6)	2.2		4.1
Operating profit/loss	(17.9)	5.9	(403)	24.6
% of net sales	(5.0)	1.6		1.5
Orders received	436	733	(41)	1,710
	31.3.04	31.3.03		31.12.03
Order backlog	864	1,108	(22)	784

Metso Paper’s net sales for January-March were at the level of the comparison period, totaling EUR 360 million. Aftermarket and maintenance services accounted for 34 percent of net sales (32 percent in 1-3/03).

The operating loss before nonrecurring items and amortization of goodwill was EUR 16.4 million. The weakening of profitability was due to lower margins booked for large projects, underutilization of production capacity and the cost contingencies made. In the first quarter, Metso Paper made a provision of EUR 10 million related to a paper machine order by Papiers Gaspesia of Canada. The existing provision is based on the assumption that the project will be completed, but on a delayed schedule. If the project is cancelled altogether, the resulting loss for Metso Paper is estimated to increase from EUR 10 million to approximately EUR 20 million. Additionally, Metso Paper made provisions of EUR 13.5 million in excess of the normal guarantee provisions for certain previously delivered projects. Metso Paper’s operating loss was EUR 17.9 million.

The value of orders received by Metso Paper increased by 51 percent on the previous quarter, but was 41 percent lower than in the comparison period, totaling EUR 436 million. Orders of new machines received in the first quarter mainly concerned board machines and fiber line related equipment to China. Orders received from Europe and North America concerned machine and equipment rebuilds and aftermarket services. Metso Paper’s position as a supplier of water treatment systems in South America strengthened, due to orders received from Brazil. Metso Paper’s order backlog increased by 10 percent from the turn of the year, totaling EUR 864 million at the end of March.

Metso Paper continued to renew its organization during the review period. The target is to strengthen the resources needed for customer relationship management and increase the speed and efficiency of strategy implementation in Metso Paper and its business lines both globally and locally. As of April 1, 2004, Metso Paper’s operations were organized into four business lines that include maintenance and know-how services, and into four market areas.

During the review period, Metso Paper continued to finalize its outsourcing of certain production activities. As part of the efficiency improvement program, the personnel was reduced by approximately 70 employees in the first quarter. However, the total number of personnel increased due to the strengthening of aftermarket operations.

Metso Minerals

EUR million	1-3/2004	1-3/2003	Change %	1-12/2003

Net sales	375	379	(1)	1,637
Operating profit before nonrecurring items and amortization of goodwill	20.0	10.9	83	74.5
% of net sales	5.3	2.9		4.6
Operating profit/loss	5.9	0.5	1,080	(234.9)
% of net sales	1.6	0.1		(14.3)
Orders received	481	431	12	1,594
	31.3.04	31.3.03		31.12.03
Order backlog	515	509	1	397

Metso Minerals’ net sales were at the level of the comparison period, totaling EUR 375 million. Aftermarket and maintenance services accounted for 49 percent of net sales (46 percent in 1-3/03).

Metso Minerals’ operating profit before nonrecurring items and amortization of goodwill was EUR 20.0 million, representing 5.3 percent of net sales. Profitability improved mainly due to the efficiency improvement program, the increased aftermarket sales and the increased capacity utilization rate. As a result of the efficiency improvement program, the personnel was reduced by about 150 employees. The operating profit was EUR 5.9 million, or 1.6 percent of net sales taking into account the nonrecurring expenses of approximately EUR 7 million related to the divestiture of Dynapac.

The value of orders received by Metso Minerals increased by 12 percent on the comparison period, totaling EUR 481 million. Orders were up in all business lines, with orders for equipment delivered to the mining and construction industries increasing the most. Plenty of orders were also received for aftermarket products and services, due to increased capacity utilization rates in customer industries. Metso Minerals’ order backlog at the end of March was up by 30 percent from the turn of the year, totaling EUR 515 million.

Metso Automation

EUR million	1-3/2004	1-3/2003	Change %	1-12/2003

Net sales	113	126	(10)	531
Operating profit before nonrecurring items and amortization of goodwill	6.4	1.7	276	31.4
% of net sales	5.7	1.3		5.9
Operating profit	5.8	7.5	(23)	28.4
% of net sales	5.1	6.0		5.3
Orders received	140	160	(13)	531
	31.3.04	31.3.03		31.12.03
Order backlog	175	184	(5)	145

Metso Automation’s net sales decreased by 10 percent on the comparison period and totaled EUR 113 million. Aftermarket and maintenance services accounted for 23 percent of net sales (25 percent in 1-3/03).

Metso Automation’s operating profit before nonrecurring items and amortization of goodwill was EUR 6.4 million, representing 5.7 percent of net sales. Profitability improved on the comparison period in all of Metso Automation’s businesses, due to the efficiency improvement measures carried out. Metso Automation’s efficiency improvement program has been fully implemented. The operating profit was EUR 5.8 million, or 5.1 percent of net sales. The operating profit for the comparison period included net nonrecurring income of EUR 6.5 million.

The value of orders received was up nearly by one-fifth on the previous quarter, but was 13 percent lower than in the comparison period, totaling EUR 140 million. The value of orders for process automation and field systems increased, but the orders received by the North American unit declined from the level of the comparison period. Metso Automation’s order backlog at the end of March was EUR 175 million, which is one-fifth more than at the turn of the year.

In March, Metso Automation acquired the Pacific Simulation business, specializing in quality control systems and process optimization solutions for the pulp and paper industry, from the USA. Following the acquisition, 20 persons transferred to Metso Automation.

Metso Ventures

EUR million	1-3/2004	1-3/2003	Change %	1-12/2003

Net sales	91	98	(7)	370
Operating profit/loss before nonrecurring items and amortization of goodwill	(0.8)	0.2	(500)	(2.6)
% of net sales	(0.9)	0.2		(0.7)
Operating profit/loss	(1.1)	0.7	(257)	(8.7)
% of net sales	(1.2)	0.7		(2.4)
Orders received	86	104	(17)	398
	31.3.04	31.3.03		31.12.03
Order backlog	170	157	8	175

Metso Ventures’ net sales in January-March decreased by 7 percent on the comparison period, totaling EUR 91 million. Metso Drives and Metso Panelboard increased their net sales by 58 percent and 9 percent respectively, due to higher delivery volumes than in the comparison period. In the case of Metso Drives, these were focused on wind turbine gears and pulp industry gears. In contrast, Valmet Automotive’s net sales decreased by 69 percent, with the volume of cars manufactured in the first quarter being substantially down on the comparison period. In January-March, 2,245 cars were produced (9,968 cars in 1-3/03).

Metso Ventures’ operating loss before nonrecurring items and amortization of goodwill was EUR 0.8 million. The profitability of Metso Drives improved substantially due to the market situation, the new products launched in 2003 and increased capacity utilization rates. Metso Panelboard’s profitability was weaker than in the comparison period. The foundries’ result turned slightly positive. Valmet Automotive’s result was a loss. Metso Ventures’ operating loss was EUR 1.1 million.

The value of orders received by Metso Ventures decreased by 17 percent on the comparison period, totaling EUR 86 million. The value of Metso Panelboard’s orders decreased by 39 percent on the comparison period, while the value of Metso Drives’ orders was up by one-fifth. Metso Ventures’ order backlog at the end of March was EUR 170 million, 3 percent lower than at the end of the year.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.

Such factors include, but are not limited to:

(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins

(2) the competitive situation, especially significant technological solutions developed by competitors

(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement

(4) the success of pending and future acquisitions and restructuring.

The Interim Review is unaudited.

CONSOLIDATED STATEMENTS OF INCOME

	1-3/ 2004	1-3/ 2003	1-12/ 2003
(Millions)	EUR	EUR	EUR

Net sales	928	983	4,250
Cost of goods sold	(704)	(736)	(3,211)
Gross profit	224	247	1,039
Selling, general and administrative expenses	(223)	(235)	(906)
Operating profit before nonrecurring operating items and	1	12	133
amortization of goodwill
% of net sales	0.1%	1.2%	3.1%
Nonrecurring operating income and expenses	(3)	7	(106)
Goodwill impairment	-	-	(205)
Amortization of goodwill	(10)	(14)	(51)
Operating profit (loss)	(12)	5	(229)
% of net sales	(1.3%)	0.5%	(5.4%)
Financial income and expenses	(11)	(18)	(74)
Income (loss) before extraordinary items and income taxes	(23)	(13)	(303)
Extraordinary income and expenses	-	-	-
Income (loss) before taxes	(23)	(13)	(303)
Income taxes	(2)	0	44
Minority interests	0	0	1
Net income (loss)	(25)	(13)	(258)

CONSOLIDATED BALANCE SHEETS

	Mar 31, 2004	Mar 31, 2003	Dec 31, 2003
(Millions)	EUR	EUR	EUR

Fixed assets and financial assets
Intangible assets	730	988	760
Tangible assets	763	876	810
Financial assets	78	107	94
Current assets
Inventories	791	885	743
Receivables	1,247	1,253	1,286
Cash and cash equivalents	164	127	130
Total assets	3,773	4,236	3,823
Share capital	232	232	232
Other shareholders’ equity	766	1,132	792
Minority interests	7	8	6
Long-term liabilities	1,114	1,085	1,118
Current liabilities	1,654	1,779	1,675
Total shareholders’ equity and liabilities	3,773	4,236	3,823
Net interest bearing liabilities
Long-term interest bearing liabilities	962	926	957
Short-term interest bearing liabilities	258	319	312
Cash and cash equivalents	(164)	(127)	(130)
Other interest bearing assets	(34)	(28)	(30)
Total	1,022	1,090	1,109

CONSOLIDATED STATEMENTS OF CASH FLOWS

	1-3/2004	1-3/2003	1-12/2003
(Millions)	EUR	EUR	EUR

Cash flows from operating activities:
Net income (loss)	(25)	(13)	(258)
Adjustments to reconcile net
income to net cash provided by operating activities
Depreciation and amortization	41	47	183
Provisions / Efficiency	(8)	-	60
improvement program
Asset write-downs related to the	-	-	25
efficiency improvement program
Goodwill impairment,	-	-	205
net of tax effect
Other	3	(5)	(15)
Change in net working capital	3	0	(54)
Net cash provided by operating activities	14	29	146
Cash flows from investing activities:
Capital expenditures on	(18)	(36)	(128)
fixed assets
Proceeds from sale of fixed	5	2	14
assets
Business acquisitions,	(1)	(2)	(2)
net of cash acquired
Proceeds from sale of businesses	73	30	31
(Investments in) proceeds from	23	3	5
sale of shares and marketable
securities
Net cash provided by (used in) investing activities	82	(3)	(80)
Cash flows from financing activities:
Dividends paid	-	-	(82)
Net funding	(60)	(96)	(44)
Other	(5)	9	5
Net cash provided by (used in) financing activities	(65)	(87)	(121)
Effect of changes in exchange rates on cash and cash	3	(2)	(5)
equivalents
Net increase (decrease) in cash and cash equivalents	34	(63)	(60)
Cash and cash equivalents at beginning of period	130	190	190
Cash and cash equivalents at end of period	164	127	130

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of shares	Share capital	Share premium reserve	Legal reserve	Cumulative translation	Reserve for own shares	Other reserves	Retained earnings	Total
(Millions)	(thousands)	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR

Balance at Dec 31, 2003	136,251	232	14	228	(76)	1	202	423	1,024

Dividends	-	-	-	-	-	-	-	-	0
Translation	-	-	-	-	1	-	-	-	1
differences
Changes in corporate	-	-	-	-	7	-	-	(7)	0
structure
Other	-	-	-	-	-	-	-	(2)	(2)
Net income	-	-	-	-	-	-	-	(25)	(25)
(loss)
Balance at Mar 31, 2004	136,251	232	14	228	(68)	1	202	389	998

The distributable funds of Metso Corporation at March 31, 2004 consist of retained earnings (EUR 389 million) excluding accelerated depreciation and untaxed reserves (EUR 39 million) and negative translation differences (EUR 68 million), and other reserves (EUR 202 million), totaling EUR 484 million. At the end of the period Metso Corporation possessed 60,841 of its own shares.

ASSETS PLEDGED AND CONTINGENT LIABILITIES

	Mar 31, 2004	Dec 31, 2003
(Millions)	EUR	EUR

Mortgages on corporate debt	5	1
Other pledges and contingencies
Mortgages	2	2
Pledged assets	4	4
Guarantees on behalf of associated company obligations	-	0
Other guarantees	14	7
Repurchase and other commitments	51	48
Lease commitments	190	183

NOTIONAL AMOUNTS, CARRYING AMOUNTS AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

	Notional amount		Carrying amount		Fair value
	Mar 31, 2004	Dec 31, 2003	Mar 31, 2004	Dec 31, 2003	Mar 31, 2004	Dec 31, 2003
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Forward exchange rate contracts	1,576	1,567	(2)	20	9	36
Interest rate and currency swaps	3	3	0	0	0	0
Currency swaps	82	81	(3)	(1)	(3)	(2)
Interest rate swaps	75	60	0	(1)	0	0
Interest rate futures contracts	30	15	0	0	0	0
Option agreements
Bought	11	13	0	0	0	0
Sold	34	34	0	(1)	0	(1)
Electricity forward contracts 1)	334	344	0	0	0	(1)

1) Notional amount GWh

Carrying amounts noted in the table above are included in the balance sheet. The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk. The fair value reflects the estimated amounts that Metso would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

KEY RATIOS

	Mar 31, 2004	Mar 31, 2003	Dec 31, 2003

Earnings/share, EUR	(0.18)	(0.09)	(1.89)
Equity/share, EUR	7.33	10.01	7.51
Return on equity (ROE), %	(8.9)	(3.6)	(21.3)
Return on capital employed (ROCE), %	(1.1)	1.1	(8.7)
Equity to assets ratio, %	28.3	34.5	28.3
Gearing, %	101.7	79.5	107.7
Average number of shares (thousands)	136,190	136,190	136,190

EXCHANGE RATES USED

	1-3/ 2004	1-3/ 2003	1-12/ 2003	Mar 31, 2004	Mar 31, 2003	Dec 31, 2003

USD (US dollar)	1.2507	1.0734	1.1309	1.2224	1.0895	1.2630
SEK (Swedish krona)	9.1826	9.1818	9.1244	9.2581	9.2608	9.0800
GBP (Pound sterling)	0.6801	0.6698	0.6919	0.6659	0.6896	0.7048
CAD (Canadian dollar)	1.6492	1.6202	1.5821	1.5979	1.6037	1.6234

BY BUSINESS AREA INFORMATION

NET SALES BY BUSINESS AREA

	1-3/ 2004	1-3/ 2003	4/2003 -3/2004	1-12/ 2003
(Millions)	EUR	EUR	EUR	EUR

Metso Paper	360	359	1,652	1,651
Metso Minerals	375	379	1,633	1,637
Metso Automation	113	126	518	531
Metso Ventures	91	98	363	370
Intra Metso net sales	(24)	(25)	(121)	(122)
Continuing operations	915	937	4,045	4,067
Converting Equipment	13	46	150	183
Metso total	928	983	4,195	4,250

OPERATING PROFIT (LOSS) BEFORE NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL BY BUSINESS AREA

	1-3/ 2004	1-3/ 2003	4/2003 -3/2004	1-12/ 2003
(Millions)	EUR	EUR	EUR	EUR

Metso Paper	(16.4)	7.8	44.1	68.3
Metso Minerals	20.0	10.9	83.6	74.5
Metso Automation	6.4	1.7	36.1	31.4
Metso Ventures	(0.8)	0.2	(3.6)	(2.6)
Corporate office and other	(7.2)	(8.5)	(34.4)	(35.7)
Continuing operations	2.0	12.1	125.8	135.9
Converting Equipment	(1.5)	(0.4)	(3.8)	(2.7)
Metso total	0.5	11.7	122.0	133.2

NONRECURRING OPERATING ITEMS BY BUSINESS AREA

	1-3/ 2004	1-3/ 2003	4/2003 -3/2004	1-12/ 2003
(Millions)	EUR	EUR	EUR	EUR

Metso Paper	-	-	(36.0)	(36.0)
Metso Minerals	(7.0)	-	(73.1)	(66.1)
Metso Automation	-	6.5	(6.8)	(0.3)
Metso Ventures	-	0.8	(5.5)	(4.7)
Corporate office and other	3.9	-	5.5	1.6
Continuing operations	(3.1)	7.3	(115.9)	(105.5)
Converting Equipment	-	-	-	-
Metso total	(3.1)	7.3	(115.9)	(105.5)

AMORTIZATION OF GOODWILL BY BUSINESS AREA

	1-3/ 2004	1-3/ 2003	4/2003 -3/2004	1-12/ 2003
(Millions)	EUR	EUR	EUR	EUR

Metso Paper	(1.5)	(1.9)	(7.3)	(7.7)
Metso Minerals	(7.1)	(10.4)	(35.0)	(38.3)
Metso Automation	(0.6)	(0.7)	(2.6)	(2.7)
Metso Ventures	(0.3)	(0.3)	(1.4)	(1.4)
Continuing operations	(9.5)	(13.3)	(46.3)	(50.1)
Converting Equipment	0.0	(0.4)	(0.9)	(1.3)
Metso total	(9.5)	(13.7)	(47.2)	(51.4)

OPERATING PROFIT (LOSS) BY BUSINESS AREA

	1-3/ 2004	1-3/ 2003	4/2003 -3/2004	1-12/ 2003
(Millions)	EUR	EUR	EUR	EUR

Metso Paper	(17.9)	5.9	0.8	24.6
Metso Minerals	5.9	0.5	(229.5))	(234.9)
Metso Automation	5.8	7.5	26.7	28.4
Metso Ventures	(1.1)	0.7	(10.5))	(8.7)
Corporate office and other	(3.3)	(8.5)	(28.9))	(34.1)
Continuing operations	(10.6)	6.1	(241.4))	(224.7)
Converting Equipment	(1.5)	(0.8)	(4.7))	(4.0)
Metso total	(12.1)	5.3	(246.1))	(228.7)

Metso Minerals’ operating loss includes a goodwill impairment of EUR 205 million, which was booked in September 2003.

ORDERS RECEIVED BY BUSINESS AREA

	1-3/ 2004	1-3/ 2003	4/2003 -3/2004	1-12/ 2003
(Millions)	EUR	EUR	EUR	EUR

Metso Paper	436	733	1,413	1,710
Metso Minerals	481	431	1,644	1,594
Metso Automation	140	160	511	531
Metso Ventures	86	104	380	398
Intra Metso orders received	(25)	(36)	(110)	(121)
Continuing operations	1,118	1,392	3,838	4,112
Converting Equipment	9	33	120	144
Metso total	1,127	1,425	3,958	4,256

PERSONNEL BY BUSINESS AREA

	Mar 31, 2004	Mar 31, 2003	Dec 31, 2003

Metso Paper	9,127	9,394	9,085
Metso Minerals	10,297	10,498	10,332
Metso Automation	3,253	3,648	3,314
Metso Ventures	2,453	3,271	2,482
Corporate office and other	230	135	223
Continuing operations	25,360	26,946	25,436
Converting Equipment	-	831	804
Metso total	25,360	27,777	26,240

QUARTERLY INFORMATION

NET SALES BY BUSINESS AREA

	1-3/ 2003	4-6/ 2003	7-9/ 2003	10-12/ 2003	1-3/ 2004
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	359	402	363	527	360
Metso Minerals	379	430	409	419	375
Metso Automation	126	132	120	153	113
Metso Ventures	98	93	76	103	91
Intra Metso net sales	(25)	(32)	(22)	(43)	(24)
Continuing operations	937	1,025	946	1,159	915
Converting Equipment	46	47	45	45	13
Metso total	983	1,072	991	1,204	928

OPERATING PROFIT (LOSS) BEFORE NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL BY BUSINESS AREA

	1-3/ 2003	4-6/ 2003	7-9/ 2003	10-12/ 2003	1-3/ 2004
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	7.8	11.1	15.3	34.1	(16.4)
Metso Minerals	10.9	21.3	19.1	23.2	20.0
Metso Automation	1.7	6.9	8.1	14.7	6.4
Metso Ventures	0.2	4.6	(1.7)	(5.7)	(0.8)
Corporate office and other	(8.5)	(10.4)	(6.2)	(10.6)	(7.2)
Continuing operations	12.1	33.5	34.6	55.7	2.0
Converting Equipment	(0.4)	1.5	(0.6)	(3.2)	(1.5)
Metso total	11.7	35.0	34.0	52.5	0.5

NONRECURRING OPERATING ITEMS BY BUSINESS AREA

	1-3/ 2003	4-6/ 2003	7-9/ 2003	10-12/ 2003	1-3/ 2004
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	-	(3.2)	(33.4)	0.6	-
Metso Minerals	-	(4.5)	(62.5)	0.9	(7.0)
Metso Automation	6.5	(0.2)	(6.9)	0.3	-
Metso Ventures	0.8	-	(4.0)	(1.5)	-
Corporate office and other	-	-	(1.2)	2.8	3.9
Continuing operations	7.3	(7.9)	(108.0)	3.1	(3.1)
Converting Equipment	-	-	-	-	-
Metso total	7.3	(7.9)	(108.0)	3.1	(3.1)

AMORTIZATION OF GOODWILL BY BUSINESS AREA

	1-3/ 2003	4-6/ 2003	7-9/ 2003	10-12/ 2003	1-3/ 2004
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	(1.9)	(1.8)	(1.9)	(2.1)	(1.5)
Metso Minerals	(10.4)	(10.5)	(10.3)	(7.1)	(7.1)
Metso Automation	(0.7)	(0.7)	(0.7)	(0.6)	(0.6)
Metso Ventures	(0.3)	(0.3)	(0.3)	(0.5)	(0.3)
Continuing operations	(13.3)	(13.3)	(13.2)	(10.3)	(9.5)
Converting Equipment	(0.4)	(0.3)	(0.3)	(0.3)	0.0
Metso total	(13.7)	(13.6)	(13.5)	(10.6)	(9.5)

OPERATING PROFIT (LOSS) BY BUSINESS AREA

	1-3/ 2003	4-6/ 2003	7-9/ 2003	10-12/ 2003	1-3/ 2004
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	5.9	6.1	(20.0)	32.6	(17.9)
Metso Minerals	0.5	6.3	(258.7	17.0	5.9
Metso Automation	7.5	6.0	0.5	14.4	5.8
Metso Ventures	0.7	4.3	(6.0)	(7.7)	(1.1)
Corporate office and other	(8.5)	(10.4)	(7.4)	(7.8)	(3.3)
Continuing operations	6.1	12.3	(291.6)	48.5	(10.6)
Converting Equipment	(0.8)	1.2	(0.9)	(3.5)	(1.5)
Metso total	5.3	13.5	(292.5)	45.0	(12.1)

Metso Minerals’ operating loss includes a goodwill impairment of EUR 205 million, which was booked in September 2003.

CAPITAL EMPLOYED BY BUSINESS AREA

	Mar 31, 2003	June 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	518	560	537	538	519
Metso Minerals	1,373	1,342	1,067	1,049	1,046
Metso Automation	183	173	168	150	152
Metso Ventures	167	169	173	160	150
Corporate office and other	318	320	309	340	361
Continuing operations	2,559	2,564	2,254	2,237	2,228
Converting Equipment	57	65	66	62	(5)
Metso total	2,616	2,629	2,320	2,299	2,223

ORDERS RECEIVED BY BUSINESS AREA

	1-3/ 2003	4-6/ 2003	7-9/ 2003	10-12/ 2003	1-3/ 2004
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	733	268	421	288	436
Metso Minerals	431	395	352	416	481
Metso Automation	160	131	121	119	140
Metso Ventures	104	77	75	142	86
Intra Metso orders received	(36)	(30)	(22)	(33)	(25)
Continuing operations	1,392	841	947	932	1,118
Converting Equipment	33	43	40	28	9
Metso total	1,425	884	987	960	1,127

ORDER BACKLOG BY BUSINESS AREA

	Mar 31, 2003	June 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	1,108	973	1,031	784	864
Metso Minerals	509	472	415	397	515
Metso Automation	184	182	181	145	175
Metso Ventures	157	144	146	175	170
Intra Metso order backlog	(68)	(69)	(70)	(55)	(58)
Continuing operations	1,890	1,702	1,703	1,446	1,666
Converting Equipment	84	81	74	59	-
Metso total	1,974	1,783	1,777	1,505	1,666